Exhibit 99.1

Pediment Gold Corp. Announces Recommendation from Institutional Shareholder Services (ISS) that its Clients vote FOR Business Combination with Argonaut Gold Inc.

Vancouver, British Columbia, January 17, 2011 - Pediment Gold Corp (TSX: PEZ and OTCBB; PEZGF, “Pediment” or the “Company”) announces that Institutional Shareholder Services (“ISS”) has recommended that its clients vote FOR the Business Combination, to be considered by shareholders of Pediment at a Special Meeting of Shareholders scheduled for January 24, 2011.

As outlined in the press release issued December 23, 2010, if the shareholders of both Pediment and Argonaut Gold Inc., (TSX:AR) (“Argonaut”) approve the Business Combination and the other conditions of closing are met, then Argonaut will acquire all of the issued and outstanding shares of Pediment. In exchange for each one (1) Pediment common share Pediment shareholders will receive 0.625 of a common share of Argonaut.

Based on the then-closing price of $4.10 of Argonaut shares on the Toronto Stock Exchange (“TSX”) when the transaction was announced on October 19, 2010, the 0.625 of an Argonaut share implied a value of C$2.56 per Pediment common share and valued Pediment’s equity at approximately C$137.1 million on a fully diluted in the money basis. Since then Argonaut’s share price has appreciated and with it the implied value of Pediment shares. In other words, when using the $4.80 closing price of Argonaut shares on the TSX on January 17, 2011, the 0.625 of an Argonaut share currently implies value of C$3.00 per Pediment common share.  This exchange ratio of 0.625 shares of Argonaut Gold in exchange for each common Pediment share will apply to the final closing date of the transaction.

ISS is a leading independent international corporate governance analysis and proxy voting firm. Its recommendations assist institutional shareholders to make decisions regarding proxy voting decisions.  In recommending that its clients vote FOR the Pediment-Argonaut Business Combination, ISS stated*:

“A vote FOR is warranted based on a review of the terms of the transaction and, in particular, sound rationale, positive market reaction and lack of governance concerns.”

“We are pleased that ISS shares our view that Pediment shareholders should vote FOR the Business Combination,” said Gary Freeman, President and Chief Executive Officer of Pediment.  “Pediment management believes that the Pediment-Argonaut business combination represents enhanced value creation potential for Pediment shareholders.  They will fully participate in an entity that will be diversified across two mining operations by 2013 that boasts over 3.8 million oz of measured and indicated gold resources. This quality portfolio of exploration projects will be managed by an experienced management team and board of directors.”

A Management Information Circular, dated December 17, 2010 has been mailed to shareholders and filed on SEDAR (www.sedar.com). The circular contains, among other items, details regarding the terms and conditions of the proposed Pediment-Argonaut Business Combination, Arrangement Resolution to be considered by Pediment’s shareholders, the business of Pediment and certain historical and pro forma financial information relating to Pediment and Argonaut.

*Permission to quote from ISS report was neither sought nor obtained.

Directors' recommendation

Directors of both companies have carefully considered the proposed business combination and have unanimously recommended that their respective shareholders vote FOR the Business Combination. Each Director of the Argonaut Gold Board and Pediment Board intend to vote all their respective shares FOR the business combination.

Pediment Shareholder Information Line

If Pediment shareholders have questions about the business combination, they should contact Kingsdale at 1-866-581-1479 or via email at contactus@kingsdaleshareholder.com.

About Pediment Gold Corp

Pediment Gold Corp. is a junior mining company with a focus on the exploration and development of low-cost gold assets in Mexico. With an experienced team of geologists, financiers and miners, in management and on the board, the company is dedicated to advancing its projects. To date, the company established a Measured and Indicated Resource of 1.22 million oz gold and an Inferred Resource of 28,449 oz of gold at San Antonio in Baja Sur (NI 43-101 compliant, AMEC, Edward Orbock III, June 2010). Pediment also outlined its initial gold resource at the past producing La Colorada gold mine in Sonora with 605,000 oz of gold in the Measured and Indicated category and 582,000 oz of gold in the Inferred category (NI 43-101 compliant, Giroux 2009).

About Argonaut

Argonaut is a Canadian gold company engaged in exploration, mine development and production activities. Its primary assets being the production-stage El Castillo Project and the exploration-stage La Fortuna Project, both located in the State of Durango, Mexico. Argonaut is a new venture created by former executive management team members of Meridian Gold Inc.

Creating the Next Quality Mid-Tier Gold Producer in the Americas.

Per:

Gary Freeman

President & CEO

Pediment Gold Corp

Investor contacts:

Michael Rapsch

Pediment Gold Corp

604-682-4418

Kingsdale Shareholder Services

1-866-581-1479

contactus@kingsdaleshareholder.com

THE TSX HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

This news release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding the recommendation from Institutional Shareholder Services (ISS) to their clients, the anticipated completion of the Pediment-Argonaut Business Combination, whether that Business Combination will ultimately result in increased value for Pediment shareholders, and the anticipated mining operations that will be in place by 2013. Such statements include, without limitation, statements regarding the timing of future mine development and mining operations and shareholder voting in favour of the Business Combination.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, a failure to secure the necessary votes of the shareholders of Argonaut of the Company to complete the Business Combination, to secure the required court and other regulatory approvals to complete the Business Combination, to fulfil any other conditions of the closing of the Business Combination; variations in the nature, quality and quantity of any mineral deposits that may be located, fluctuations in mineral prices; the Company's or Argonaut’s inability to obtain any necessary permits, consents or authorizations required for their activities, the Company's or Argonaut’s inability to produce minerals from its properties successfully or profitably, to continue their projected growth, to raise the necessary capital or to be fully able to implement their business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects. Readers are urged to review these materials, including any technical reports filed with respect to Argonaut’s and the Company's mineral properties.

THIS PRESS RELEASE IS REQUIRED BY APPLICABLE CANADIAN LAWS. THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF SECURITIES OF THE COMPANY IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

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